News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Announces Intention to Make Takeover Offer for Copper Canyon Resources

December 20, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold”) (NYSE-AMEX: NG, TSX: NG) today announced that it intends to make an offer to acquire all of the outstanding shares of Copper Canyon Resources Ltd. (“Copper Canyon”) (TSX-V: CPY), a junior exploration company, on the basis of 0.0425 of a NovaGold common share for each one Copper Canyon common share. The offer represents a 41.8% premium based on the closing price of Copper Canyon common shares and NovaGold common shares on the TSX-V and TSX, respectively, on December 17, 2010. Based on public disclosure, there are approximately 57.4 million Copper Canyon common shares outstanding on a fully diluted basis, valuing the acquisition at approximately C$34.1 million.

Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project, owned equally by NovaGold and Teck Resources Limited. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property.

NovaGold believes its proposed offer provides Copper Canyon shareholders several benefits in addition to an attractive premium. Copper Canyon shareholders will have continued upside exposure to the Galore Creek project and will gain exposure to a world-class portfolio of North American gold and copper-gold projects. In addition, Copper Canyon shareholders will receive shares in a larger company with much greater financial capability and significantly greater trading liquidity.

The offer will be made by way of a formal offer and takeover bid circular to be mailed to shareholders of Copper Canyon and will be subject to various conditions, including receipt of all required regulatory approvals, termination or waiver of Copper Canyon’s shareholder rights plan and not less than 66⅔% of the Copper Canyon shares being deposited under the offer and not withdrawn. Further details concerning the offer will be included in the formal offer and takeover bid circular.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of NovaGold or Copper Canyon. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

NovaGold intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include the offer and takeover bid circular. Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the offer and takeover bid circular, when they become available and other documents filed by NovaGold with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and takeover bid circular and these other documents may also be obtained for free, once they have been mailed, on NovaGold’s website. Free copies of any such documents could also be obtained by directing a request to NovaGold at Suite 2300 – 200 Granville Street, PO Box 24, Vancouver, BC, Canada V6C 1S4.

TD Securities Inc. is acting as financial advisor to NovaGold in connection with the proposed takeover offer and Blake, Cassels & Graydon LLP and Dorsey & Whitney LLP are acting as NovaGold’s legal counsel.

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the acquisition of Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainty as to the completion of the purchase of Copper Canyon in accordance with the terms and conditions of the proposed offer; the accuracy of management’s assessment of the effects of the successful completion of the offer; the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.